SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File No. 1-31690

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Union 1245 Plan #49213 – TransCanada 401(k)
and Savings  IBEW 1245 Plan
TransCanada USA Services Inc., 717 Texas Street, Suite 2400
Houston, Texas 77002

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TransCanada Corporation
450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada

UNION 1245 PLAN #49213 – TRANSCANADA 401(K) AND SAVINGS IBEW 1245 PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2
FINANCIAL STATEMENTS	3
Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009
Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010 and 2009 Notes to Financial Statements
SUPPLEMENTAL SCHEDULE	10
Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year) as of December 31, 2010
SIGNATURE
EXHIBITS
The following exhibits are filed herewith:
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm
NOTE:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

TRANSCANADA 401(K) AND SAVINGS
IBEW 1245 PLAN

FINANCIAL STATEMENTS AS OF AND FOR THE
YEARS ENDED DECEMBER 31, 2010 AND 2009 AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

TransCanada 401(k) and Savings IBEW 1245 Plan

We have audited the accompanying statements of net assets available for benefits of the TransCanada 401(k) and Savings IBEW 1245 Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the TransCanada 401(k) and Savings IBEW 1245 Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedule H, line 4i – schedule of assets (held at end of year) at December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2010 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Omaha, Nebraska
June 23, 2011

TRANSCANADA 401(K) AND SAVINGS IBEW 1245 PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31 (thousands of dollars)	2010	2009
Assets
Investments at fair value (Note 3)	2,861	2,182
Notes receivable from participants	77	59
Employer contribution receivable	2	-
Net Assets Available for Benefits	2,940	2,241

The accompanying notes to the financial statements are an integral part of these statements.

TRANSCANADA 401(K) AND SAVINGS IBEW 1245 PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31 (thousands of dollars)	2010	2009
Additions
Contributions
Employee contributions	351	400
Employer contributions	84	93
Employee rollover	40	-
	475	493
Investment Income
Net increase in fair value of investments (Note 3)	294	428
Interest and dividend income	44	35
Total Additions	813	956

Deductions
Benefits paid to participants	113	163
Administrative expenses	1	1
Total Deductions	114	164

Increase in Net Assets Available for Benefits	699	792

Net Assets Available for Benefits
Beginning of Year	2,241	1,449
End of Year	2,940	2,241

The accompanying notes to the financial statements are an integral part of these statements.

TRANSCANADA 401(K) AND SAVINGS IBEW 1245 PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1:                 DESCRIPTION OF PLAN

The TransCanada 401(k) and Savings IBEW 1245 Plan (the Plan) is a defined contribution plan that provides retirement benefits for employees of TransCanada USA Services Inc. (TCUSA or the Company) or its subsidiaries covered under a collective bargaining agreement with the International Brotherhood of Electrical Workers (IBEW)1245.  The Plan excludes employees hired under the Company’s student program.  Employees may enroll when they have attained the age of 21 and completed 11 months of service by the end of a 12 month period with the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Board of Directors of TCUSA has appointed Fidelity Management Trust Company (Fidelity or the Trustee) as custodian and trustee of the Plan’s assets.

Vesting

Participants are immediately vested in their contributions, including rollovers, employer contributions and any earnings thereon. Employee rollovers are amounts transferred to the Plan from another qualified plan at the participant’s request.

Payment of Benefits

Participants are eligible to request a distribution of their vested amounts upon retirement, death, total and permanent disability, severance of employment with the Company or, in very limited circumstances, in the event of financial hardship.  Distributions are made in the form of a lump-sum payment or a rollover to another qualified account.

A participant’s normal retirement age is 65, however, a participant may elect to withdraw all or a portion of their contributions after the age of 59½, subject to certain conditions.  A participant may receive pension benefits commencing on or after the age of 55 provided they have terminated their employment with the Company.

Forfeitures

As participants are immediately 100 per cent vested in their account balance, there are no forfeitures.

Employee and Employer Contributions

Each year, participants may elect to defer a percentage of their eligible compensation into the Plan subject to an annual limit of the lesser of 60 per cent or $16,500 (2009 - $16,500), subject to certain limitations under the Internal Revenue Code (the Code).  Participants age 50 or older who are making deferral contributions may also make catch-up contributions of up to $5,500.  The Company will match 50 per cent of each participant’s contributions up to a maximum of six per cent of the participant’s eligible compensation for the Plan year.  To be eligible for employer-matching contributions, participants must have completed 11 months of service by the end of a 12 month period with the Company.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contributions and Plan earnings.  Earnings are allocated from a particular fund based on the ratio of a participant’s account invested in the fund to all participants’ investments in that fund.  Plan expenses are generally paid by the Company, which is the Plan Sponsor.  Participant accounts are charged an administration fee related to their outstanding loans.

Participants are responsible for investment decisions relating to the investment of assets in their account.  The Trustee carries out all investing transactions on behalf of the participant.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 per cent of their vested account balance, reduced by the highest outstanding note balance in their account during the prior 12 month period.  Note terms range from one to five years for general notes or up to 10 years for the purchase of a primary residence.  The notes are secured by the balance in the participant’s account and bear interest at a reasonable interest rate, as determined by TCUSA (the Plan Administrator), based on prevailing market interest rates at the time. Interest rates remain fixed throughout the duration of the term.  Interest rates on notes outstanding at December 31, 2010 and 2009 ranged from 4.25 per cent to 9.25 per cent.  Principal and interest are paid through payroll deductions.

A note receivable from a participant shall be considered in default if any scheduled repayment remains unpaid as of the last business day of the calendar quarter following the calendar quarter in which the note is initially considered past due.  In the event of a default or termination of employment the entire outstanding note and accrued interest is considered to be a deemed distribution to the participant.

Investment in TransCanada Corporation

Stock of TransCanada Corporation (TransCanada), parent company of TCUSA, is available to participants in the Plan. A participant’s portfolio may consist of up to 10 per cent of TransCanada stock.

Administrative Expenses

The Plan Administrator is responsible for filing all required reports on behalf of the Plan.  The Company provides or pays for certain accounting, legal and management services on behalf of the Plan. The Company has not charged the Plan for these expenses or services.

Plan Termination

Although it has not expressed any intent to do so, with approval from its Board of Directors, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, participants would be 100 per cent vested in their accounts.

NOTE 2:                 SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are prepared on a going concern basis and do not purport to reflect the financial status of the Plan if it were terminated. These financial statements present the aggregate financial status of the Plan and provide no information about the portion of assets attributable to any individual member or group of members. Amounts are stated in U.S. dollars.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from these estimates.

Basis of Accounting

These financial statements are prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The fair value of shares is determined by quoted prices in active markets using the closing sale price on the last business day of the Plan year.

Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Net Increase in Fair Value of Investments consists of: (1) the unrealized gains or losses on investments held during the year and (2) the realized gains or losses recognized on the sale of investments during the year.

Purchases and sales of securities are recorded on a trade-date basis.  Realized gains and losses from security transactions are reported on the average cost basis.

Notes Receivable

Notes Receivable from Participants include the unpaid principal balance plus accrued interest.

Contributions and Payment of Benefits

Contributions are recorded in the period in which they become obligations of the Company.  Benefits are recorded when paid.

NOTE 3:                 INVESTMENTS

The Plan utilizes various investments, including common stock and mutual funds. Investment securities are exposed to various risks, such as counterparty credit risk, liquidity risk and market risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in value of these investments, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.

The Plan’s exposure to credit loss in the event of nonperformance of investments managed by the Trustee is limited to the carrying value of such instruments.  The Plan’s concentrations of credit risk, interest rate risk and market risk are dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preference.

Fair Value Hierarchy

The Plan’s financial assets and liabilities recorded at fair value have been categorized into three categories based on a fair value hierarchy. In Level I, the fair value of assets and liabilities is determined by reference to quoted prices in active markets for identical assets and liabilities. In Level II, determination of the fair value of assets and liabilities includes valuations using inputs, other than quoted prices, for which all significant outputs are observable, directly or indirectly. This category includes fair value determined using valuation techniques, such as option pricing models and extrapolation using observable inputs. In Level III, determination of the fair value of assets and liabilities is based on inputs that are not readily observable and are significant to the overall fair value measurement. There were no Level II or Level III items or transfers between categories in 2010 or 2009.  Financial assets measured at fair value on a recurring basis are classified in the Level I fair value category as follows.

	Quoted Prices in Active Markets (Level I)
December 31 (thousands of dollars)	2010	2009
Mutual funds
Equity	2,022	1,650
Balanced	359	290
Money market	340	111
Fixed income	127	123
	2,848	2,174
Common stock and other	13	8
Investments at Fair Value	2,861	2,182

Significant Investments

The following is a summary of investments which represented five per cent or more of the Plan’s Net Assets Available for Benefits:

December 31 (thousands of dollars)	2010	2009
Fidelity® Diversified International Fund	440	376
Baron Asset Fund	354	322
Fidelity® Retirement Money Market Portfolio	340	-
Fidelity® Dividend Growth Fund	333	250
Fidelity® Equity Income Fund	321	232
Spartan® 500 Index Fund	157	-
Spartan® U.S. Equity Index Fund	-	163
Fidelity Freedom 2010 Fund®	-	114

Net Increase in Fair Value of Investments

Net Increase in Fair Value of Investments by major category (including investments purchased, sold and held during the year) was as follows:

Year ended December 31 (thousands of dollars)	2010	2009
Mutual funds	293	427
Common stock and other	1	1
Net Increase in Fair Value of Investments	294	428

NOTE 4:                 INCOME TAXES

The Plan is based on a volume-submitted prototype plan document drafted by Fidelity Management & Research Company. Amended and restated volume submitter plan documents were submitted to the Internal Revenue Service (IRS) effective December 15, 2009, for an updated opinion letter. The IRS has not yet completed its review. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. The Plan is exempt from federal income taxes. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

The Plan Administrator has analyzed any income tax assets and liabilities of the Plan and has concluded that as of December 31, 2010 and 2009, there are no uncertain income tax positions taken or expected to be taken that would require recognition of a liability or asset, or disclosure in the financial statements.  The Plan is subject to audits by taxing jurisdictions, however, there are currently no audits in progress for any tax periods.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

NOTE 5:                 PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity, the Trustee, therefore these transactions qualify as party-in-interest.

In 2010, the Company incurred $16,405 (2009 - $17,585) of administrative expenses, as described in Note 1, on behalf of the Plan.  The Company has not charged the Plan for these expenses.

At December 31, 2010, Plan investments included $11,982 (2009 – $6,687) of TransCanada common stock and $1,050 (2009 – $1,050) in a TransCanada stock purchase account.

NOTE 6:                 SUBSEQUENT EVENTS

Subsequent events have been assessed up to the date the financial statements were available for issuance.

TRANSCANADA 401(K) AND SAVINGS IBEW 1245 PLAN

                    EIN    #:              98-040263
                    PLAN #:              003

FORM 5500 SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value (US dollars)

*	Fidelity® Diversified International Fund	Mutual Fund	439,847
	Baron Asset Fund	Mutual Fund	354,361
*	Fidelity® Retirement Money Market Portfolio	Mutual Fund	340,237
*	Fidelity® Dividend Growth Fund	Mutual Fund	333,307
*	Fidelity® Equity Income Fund	Mutual Fund	321,290
*	Spartan® 500 Index Fund	Mutual Fund	157,397
*	Fidelity Freedom 2010 Fund®	Mutual Fund	118,086
	RS Partners CL A	Mutual Fund	117,219
*	Fidelity Freedom 2020 Fund®	Mutual Fund	108,863
*	Fidelity® Export & Multinational Fund	Mutual Fund	81,397
*	Fidelity® U.S. Bond Index Fund	Mutual Fund	74,265
*	Fidelity® Growth Strategies Fund	Mutual Fund	62,034
	Artisan Mid Cap Value Fund	Mutual Fund	61,382
*	Fidelity® Fund	Mutual Fund	60,036
*	Fidelity® Inflation-Protected Bond Fund	Mutual Fund	37,271
*	Fidelity Freedom 2040 Fund®	Mutual Fund	35,597
	Hartford Growth CL Y	Mutual Fund	34,182
*	Fidelity Freedom 2025 Fund®	Mutual Fund	30,426
*	Fidelity Freedom 2050 Fund®	Mutual Fund	28,038
*	Fidelity Freedom Income Fund®	Mutual Fund	15,652
*	Fidelity Freedom 2045 Fund®	Mutual Fund	13,271
*	Fidelity Freedom 2030 Fund®	Mutual Fund	12,152
*	Fidelity Freedom 2000 Fund®	Mutual Fund	7,622
*	Fidelity Freedom 2035 Fund®	Mutual Fund	4,274
	Total Mutual Funds		2,848,206

*	TransCanada Corporation	Common Stock	11,982
*	TransCanada Corporation	Stock Purchase Account	1,050

*	Participant Loans	Interest rates ranging from 4.25% to 9.25% maturing through 2020	77,244
	Total Investments		2,938,482

*  Represents a party-in-interest (Note 5).

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, TransCanada USA Services Inc. as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 23, 2011

Union 1245 Plan #49213–TransCanada 401(k) and Savings IBEW 1245 Plan
By:	/s/ Wendy L. Hanrahan
Wendy L. Hanrahan Vice-President TransCanada USA Services Inc., the Plan Administrator

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm to incorporation by reference in Form S-8.